SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 14, 2003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 14, 2003 PetroKazakhstan

By: /s/ Ihor Wasylkiw Ihor Wasylkiw, P. Eng. Vice President Investor Relations

Attention Business Editors:

PetroKazakhstan Inc. - Symbol Change and London Listing

CALGARY, Oct. 14 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) announces that in conjunction with its admission to listing on the London Stock Exchange (“LSE”) it will be changing its stock trading symbol on both The Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) to PKZ on Thursday, October 16, 2003. This symbol will be common to all of PetroKazakhstan’s worldwide listings.

Trading of the Company’s shares on the LSE is subject to receipt of final approvals.

PetroKazakhstan Inc. is an integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares currently trade in the United States on the New York Stock Exchange under the symbol PKN. They also currently trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00000935E

-0- 10/14/2003

/For further information: Nicholas H. Gay, Senior Vice President Finance and CFO, +44 (1753) 410-020, +44 77-48-633-226 (cell), Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658, (403) 383-2234 (cell), Jeffrey Auld, Manager Investor Relations-Europe, +44 (1753) 410-020, +44 79-00-891-538 (cell)/

(PKN. PKN)

CO: PetroKazakhstan Inc. ST: Alberta IN: OIL SU: